SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____1______)*


                         Speedcom Wireless Corporation

                     (formerly, Laminating Technologies, Inc.)
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 847703204
              -----------------------------------------------------
                                 (CUSIP Number)

                              February 12, 2001
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 3 pages

CUSIP No. 847703204           13G                    Page 2 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            49,218
 BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             15,980
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             49,218
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       15,980
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      65,198
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       .07%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 3 Pages
Item 1.     (a)   Name of Issuer:

                  Speedcom Wireless Corporation

                 (formerly, Laminating Technologies, Inc.)

            (b)   Address of Issuer's Principal Executive Offices:

                  7730 Roswell Road
                  Atlanta, GA  30350

Item 2.     (a)   Name of Person Filing:

                  Ruki Renov

            (b)   Address of Principal Business Office:

                    Ruki Renov's address is 172 Broadway,
                    Lawrence, NY  11559

            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    847703204

Item 4.     Ownership, is amended as follows:

   (a)(b) Mrs. Renov may be deemed to beneficially own 65,198 shares or .07% of the Issuer's shares as follows:(i) 49,218 shares underlying a Unit Purchase Option ("UPO") owned directly by Mrs. Renov and (ii) 15,980 shares underlying a UPO owned by D.H.Blair & Co., Inc. ("Blair") (1)
          (2).

     (c) Ruki Renov has sole voting and dispositive control of shares owned by her. She shares voting and dispositive power over shares owned by Blair.

Item 5.     Ownership of Five Percent or Less of a Class, is amended as follows:

            Ruki Renov is no longer a beneficial owner in excess of five percent in the securities of the Issuer.

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 15, 2001              /s/ Ruki Renov
          New York, New York            _____________________________
                                        Ruki Renov

  ______________________________________________________________________________

(1) Mr. and Mrs. Renov, collectively, are principal shareholders of Blair.

(2) The filing of this statement shall not be deemed an admission by Mrs. Renov that she beneficially owns the securities attributed to her husband for any purpose. Mrs. Renov expressly disclaims beneficial ownership of all securities beneficially owned by him.